June 10, 2025

James Brooks
Chief Executive Officer
Standard Dental Labs Inc.
424 E Central Blvd
Suite 308
Orlando, Florida 32801

       Re: Standard Dental Labs Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed May 15, 2025
           File No. 024-12428
Dear James Brooks:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2024, letter.

Amendment No. 2 to Offering Statement on Form 1-A filed May 15, 2025 Report of Independent Registered Public Accounting Firm, page 44

1. Please revise your Form 1-A to provide disclosures regarding your change in accountants similar to those referenced in Item 4 of the Form 1-U. Also, please provide a letter regarding the change in certifying accountant as an exhibit to the Form
       1-A. Refer to Item 17(9) of Part III of the Form 1-A.
Balance Sheets, page 46

2.     In regard to the negative advance payable     related party of $7,691,
which your
       disclosures on page 41 indicate are with respect to an excess of expenses paid by you that were incurred by Mr. Brooks, please address the following:
 June 10, 2025
Page 2

             Please further expand your disclosures to address why your President would have been reimbursed amounts in excess of expenses incurred on behalf of the company as well as the terms associated with the repayment.
             Please address what consideration was given to reflecting this as a receivable from a related party instead of as a liability.
             Please confirm that all expenses incurred by your President on the company's behalf have been reflected in your financial statements. Refer to SAB Topic
           1:B.1.
Statements of Operations, page 47

3. There appears to be a calculation error in your determination of net loss per common share for 2022. Specifically, the net loss per common share does not appear to equal the net loss divided by the weighted average common shares outstanding. Please advise or revise as necessary.
4. If you continue to include statements of operations and stockholders equity for 2022, please tell us how you considered the recapitalization in calculating the weighted average common shares outstanding for 2022. Specifically, it appears the periods prior to the reverse recapitalization should reflect Prime Dental only
and the    shares
       issued under the acquisition agreement    line item on the statement of
stockholders
       equity should reflect the number of shares retained by Standard Dental, with amounts adjusted for the subsequent stock split. For purposes of computing EPS, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the acquisition should be the number of shares issued by Standard Dental to Prime
       Dental. For the period from the date of the acquisition to the end of the fiscal year, the number of shares to be used in the calculation of EPS should be the actual number of shares of the combined entity outstanding in that period. The weighted average number of shares to be used in computing EPS would be calculated on the basis of the numbers determined for the two periods as described.
Note 8. Services Agreement with Contracted Operator, page 58

5.     We note your response to comment 15. Please address the following:
           We note that the contracted operator is responsible for furnishing labor, materials, supplies, labor and/or goods required to manufacture dental prosthetics and orthodontics. Based on the description of the services provided in your disclosures on page 58 as well as the subcontract agreements filed as exhibits, it appears that all amounts paid under the subcontract agreement are costs incurred directly related to the manufacturing of dental prosthetics. In this regard, it is not clear how you determined that a portion of the amounts paid should be excluded from cost of sales as well as how you came up with the amount to exclude. Please advise.
           Please tell us the specific amounts reflected in general and administrative expenses for each period presented.
           As previously requested, please expand your disclosures in MD&A related to the contracted operator agreement to discuss whether this agreement has been
 June 10, 2025
Page 3

          renewed and the impact of not being able to do so if it has not been renewed.
          Specifically we note that the agreement was entered into on August 31, 2022 and has an initial term of up to two years. This would indicate that the agreement may terminate on August 31, 2024. We remind you that Instruction 1 to
Item 9A of the
          Form 1-A states that your discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of matters that have had an impact on reported operations that are not expected to have an impact upon future operations.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-
2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jason Brenkert, Esq.